

**TSX, NYSE-MKT
Symbol: NCQ**

News Release

NovaCopper Announces First Quarter Financial Results

April 9, 2015 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces its financial results for the first quarter ended February 28, 2015. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

First Quarter Financial Results

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

*in thousands of dollars,
except for per share amounts*

Selected financial results	Three months ended February 28, 2015 $	Three months ended February 28, 2014 $
Amortization	143	258
General and administrative	381	437
Mineral properties expense	327	580
Professional fees	161	650
Salaries	250	550
Salaries – stock-based compensation	282	116
Loss and comprehensive loss for the period	1,530	2,615
Basic and diluted loss per common share	$0.03	$0.05

For the three months ended February 28, 2015, NovaCopper reported a net loss of $1.5 million (or $0.03 basic and diluted loss per common share) compared to a net loss of $2.6 million for the corresponding period in 2014 (or $0.05 basic and diluted loss per common share). This variance was primarily due to a decrease in professional fees, salaries and mineral property expenses offset by an increase in stock-based compensation expense. We incurred $0.2 million in professional fees for the three months ended February 28, 2015 compared to $0.7 million for the three months ended February 28, 2014. The significant decrease in professional fees is related to financing activities as we filed a preliminary prospectus supplement in February 2014 incurring financing and prospectus-related costs during the three months ended February 28, 2014. There was no similar charge in professional fees during the three months ended February 28, 2015. Salaries expense decreased to $0.3 million for the three months ended February 28, 2015 from $0.6 million for the three months ended February 28, 2014 from a reduced number of employees in the corporate office. Mineral property expenses also decreased by $0.3 million due to a reduced number of project staff and less engineering consulting expenses incurred. For the comparable period in 2014, we were engaged in the update to the Bornite Project resource estimate involving technical and engineering consulting for which there are no comparable costs in the first quarter of 2015. Offsetting the decrease in

expenses is an increase in non-cash stock-based compensation charge of $0.3 million for the three months ended February 28, 2015 compared to $0.1 million in the corresponding period in 2014. Total stock-based compensation expense recognized for the three months ended February 28, 2015 included 1.6 million options granted to directors, employees and services providers under the NovaCopper stock option plan with no similar grant in the first quarter of 2014.

Other differences in the three months ended February 28, 2015 compared to the three months ended February 28, 2014 resulted from a reduction in amortization expenses and general and administrative expenses. For the three months ended February 28, 2015, we reported amortization expenses of $0.1 million compared to $0.3 million for the corresponding period in 2014 due to the timing of capital asset purchases and resulting amortization. General and administrative expense for the three months ended February 28, 2015 were $0.4 million, a small decrease from the comparable quarter in 2014 due to continued cost reduction efforts and lower project activity.

Recent Activities

The Company plans to advance the Arctic deposit to feasibility over a two to three year period for a total investment of approximately $20 million. Subject to the availability of capital, we plan to invest approximately $8 to $10 million during the 2015 field season, mainly for in-fill drilling of the Arctic in-pit inferred resources to improve confidence level to measured and indicated and to collect Arctic in-pit geotechnical and metallurgical data. Funds will also be utilized for environmental and engineering studies to gather information in preparation for a feasibility study. We also plan to advance assessment work at Bornite; specifically we plan to evaluate potential synergies between the Arctic Project and Bornite Project as well as opportunities to extend the potential mine life of the UKMP Projects and the Ambler mining district.

During the first quarter of 2015, we continued to focus efforts on supporting the Alaska Industrial Development Export Authority ("AIDEA") in working towards drafting an Environmental Impact Statement ("EIS") as prescribed under the National Environmental Policy Act ("NEPA") to permit the Ambler Mining District Industrial Access Road ("AMDIAR"). The AMDIAR is anticipated to provide access to the Ambler mining district and the Company's UKMP Projects. The Consolidated Right of Way application document is substantially complete. In the first quarter of 2015, the United States Army Corps of Engineers ("USACE") selected HDR, Inc. as the third party environmental engineer to manage the EIS on behalf of the USACE. In light of the recent drop in oil prices, the Government of Alaska is reviewing all spending across all State of Alaska entities. We anticipate the permitting process will continue and expect to be able to provide an update in the second quarter of 2015.

With our emphasis on local hiring, we continue to work closely with NANA on oversight of the project, community relations and workforce development strategies.

We do not currently generate operating cash flows. At February 28, 2015, we had cash and cash equivalents of approximately $4.0 million and working capital of $3.7 million. We will need to raise additional funds to continue operations and to support further exploration and development of our projects and administration expenses within the next twelve months. Future financings are anticipated through equity financing, debt financing, convertible debt, or other means. There is no assurance that we will be successful in obtaining additional financing, that sufficient funds will be available to us, or be available on favourable terms.

Liquidity and Capital Resources

We expended $1.1 million on operating activities during the three month period ended February 28, 2015, compared with expenditures of $2.1 million for operating activities for the same period in 2014. The majority of cash spent on operating activities during both periods was expended on mineral property expenses, general and administrative, and salaries. A proportion of the decrease in cash spent in the three months ended February 28, 2015 was also due to a reduction in GST and other accounts receivable. We received a previously recorded expat tax receivable of $0.1 million during the three month period ended February 28, 2015 for which no similar cash was received for the three months ended February 28, 2014. At the end of the first quarter, we had $4.0 million in cash and cash equivalents.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contact:

Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that

could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2014 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.